Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM N-54C



         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:                                      Equitex, Inc.
Address of  Principal Business Office:     7315 East Peakview Avenue
                                           Greenwood Executive Park, Building 8,
                                           Englewood, Colorado 80111
Telephone Number:                          (303) 796-8940
File Number under the
   Securities Exchange Act of 1934:        0-12374

         The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. The company's new business is as a financial services marketing company offering various financial products targeted to the sub-prime consumer. On April 4, 1998, the stockholders approved a proposal to withdraw the election of the company's status as a business development company. 2,733,943 votes were cast in favor of the proposal and 15,365 votes were opposed.

                                    SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Palm Beach Gardens and state of Florida on the 31st day of December, 1998.

         [SEAL]
                                          EQUITEX, INC.


                                          By:/S/ HENRY FONG
                                             -----------------------------------
                                             Henry Fong, Chief Executive Officer
ATTEST:

/S/ THOMAS B. OLSON
-----------------------------------
Thomas B. Olson, Secretary